SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                          Three year period ending 2005

                      FORM U-12(I)-B (THREE-YEAR STATEMENT)

  Statement Pursuant to Section 12(i) of Public Utility Holding Company Act of
     1935 by a Person Regularly Employed or Retained by a Registered Holding
        Company or a Subsidiary Thereof and Whose Employment Contemplates
                Only Routine Expenses as Specified in Rule 71(b)

         1. Name and business address of person filing statement.

                  Troutman Sanders LLP, 600 Peachtree Street, N.E., Suite 5200, Atlanta, GA 30308-2216

         2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

                  Attorneys and employees of Troutman Sanders LLP

         3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

                  The Southern Company and its subsidiary companies

         4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

                    Attorneys and associated personnel - - legal and related services

         5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)

                     Salary or other
                      Compensations
Name of        received        to be               Person or company from whom
recipient                      received            received or to be received

                  (a)            (b)


See Rider A attached hereto
           (b) Basis for compensation if other than salary. Services rendered

          6. (To be answered in supplementary statement only.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

           (a) Total amount of routine expenses charged to client: $3,112,915.32

           (b) Itemized list of all other expenses: No other expenses

Date January 28, 2003                       (Signed) /s/Troutman Sanders LLP
                                                By:  DeWitt R. Rogers, Partner

             Rider A to Form U-12(I)-B of Troutman Sanders LLP 5(a)



      Recipient             (a) (1)         (b) (2)         Payor
      ---------             -------         -------         -----

Troutman Sanders LLP   $ 18,382,106.53                 Southern Company Services, Inc.

                       $ 32,613,995.74                 Georgia Power Company

                       $    293,792.85                 Alabama Power Company

                       $    439,285.65                 Gulf Power Company

                       $    321,316.32                 Mississippi Power Company

                       $    454,321.19                 Savannah Electric and Power Company

                       $    859,927.50                 Southern Company Gas

                       $  4,165,780.38                 Southern Power Company

                       $ 14,081,716.61(3)              Mirant Corporation (formerly
                                                       Southern Energy, Inc.)

                       $    889,098.51                 Southern Nuclear Operating
                                                       Company

                       $    559,763.38                 Southern Company Energy Solutions, Inc.

                       $  2,413,070.15                 Southern Company Energy Solutions, LLC

                       $  2,313,875.93                 Southern Communications Services, Inc.

                       $  2,772,324.84                 Southern Telecom, Inc.

                       $    558,830.30                 Powercall, Inc.



(1) Some of these amounts include fees being paid in 2003 for services rendered in the reporting period (2000-2002).

(2) Amounts to be received for services rendered 2003-2005 to the companies designated in Item 3 will be agreed upon by such companies and the firm, subject to approval by the Commission to the extent, if any, required.

(3) Includes amounts prior to separation of Mirant Corporation from The Southern Company in April 2001.